Room 4561
      January 23, 2006


Leland H. Boardman
Chief Financial Officer
Arkona, Inc.
10542 South Jordan Gateway
South Jordan, Utah 84095
(801) 501-7100

Re: 	Arkona, Inc.
      Form 10-K/A for the fiscal year ended March 31, 2005
      Filed on November 10, 2005
      Form 10-Q/A for the quarter ended June 30, 2005
      Filed on November 16, 2005
      Form 10-Q for the quarter ended September 30, 2005
      Filed on November 14, 2005
      File No. 000-24372

Dear Mr. Boardman:

      We have reviewed the above referenced filing and response letter dated November 7, 2005 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Notes to Financial Statements

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page F-10
1. Your revised revenue recognition policy seems to imply that agreements where the software is hosted on the customers` servers follows the guidance in accordance with SAB 104 rather than SOP 97-2.
If true, explain how you applied EITF 00-21 to each deliverable
and
how you determined that each is a separate unit of accounting under
paragraph 9 of EITF 00-19. For those elements that have been separated and that are within the scope of higher-level literature, that element`s revenue recognition policy should follow that literature (i.e., SOP 97-2). See paragraph 4(a)(iii) of EITF 00-21.
2. We note your response to prior comment No. 5. Your revised revenue recognition policy indicates that installation and training services includes software licensing, server file configuration, on-
site training, software and hardware installation, forms
programming
and data conversion. Tell us why you believe software licensing should being included as installation and training services. Confirm that the software licensing is only combined with this service when
the company is hosting the software (i.e., ASP model).  Further, tell
us how you charge your customers for hosting services.  Describe how
your price structure varies under both the ASP model and the run-
only
model.  Note that hosting arrangements that are subject to SOP 97-
2
include a separate deliverable for providing hosting services.
See
paragraph 6 of EITF 00-3. The portion of the fee allocated to the hosting element should be recognized as the services are being provided. In this regard, clearly indicate how you separate the hosting element and how you recognize this element over the hosting term.
3. We note your response to prior comment No. 5. Your response indicates that you consider your consulting service contracts to be outside the scope of the original agreement. Tell us how you considered each of the factors discussed in TPA 5100.39. Your response also indicates that the consulting services are outside the scope of SOP 97-2 and are being recognized under the percentage of completion method over the period in which the services are provided.
Tell us how you considered the guidance footnote 1 of SOP 81-1 and paragraphs 63 through 71 of SOP 97-2, and why you believe that the percentage of completion method is the appropriate method to recognize the revenue from your consulting service contracts.
4. We note your response to prior comment No. 5. Tell us how you determine VSOE for each element in your arrangements where the software is hosted on the customers` servers. Your response should address the criteria in paragraph 10 of SOP 97-2.
5. Considering our comments above related to your revenue recognition policy, provide us with any proposed revisions to your revenue recognition policy disclosures. The policy disclosure should be divided between those agreements that are hosting from those that are run-only.


Note 2. Income Taxes, page F-11

Prior Comment No. 11
6. Tell us the applicable tax rate used to record the deferred tax amounts and explain why that rate is proper. See paragraphs 17(b) and 18 of SFAS 109. Support your statement that "earnings have substantially improved" with your historical results and clearly indicate why you believe that earnings will improve in order to fully realize the NOL (i.e., amount of taxable income necessary to utilize the NOL). Explain your statement that excess book net asset value over the corresponding tax basis supports the asset and indicate why this excess does not result in a deferred tax liability. The amount of the NOL should be disclosed in the footnotes. See paragraph 48 of
SFAS 109. In addition, due to the significances of the deferred tax asset and the judgments and uncertainties, your policies for accounting for the deferred tax assets should be identified as a critical accounting policy in MD&A. This disclosure should highlight the assumptions regarding the applicable tax rate and the uncertainties in realizing the benefits of the NOL.



Form 10-QSB for the three months ended June 30, 2005 filed on August
15, 2005

Condensed Statements of Operations-page 3
7. We note that your condensed statements of operations for the three months ended June 30, 2005 and 2004 does not foot or agree with the amounts reported in the Form 10-QSB filed on August 16, 2004. For instance, revenues and the income tax benefit have changed significantly. Explain in detail the reasons for these differences and provide us with an analysis of your conclusions. Revise accordingly.


Condensed Statements of Cash Flows-page 4
8. We note that your condensed statements of cash flows for the three months ended June 30, 2005 and 2004 does not foot or agree with the amounts reported in the Form 10-QSB filed on August 16, 2005. We further note that the ending cash balance reported in the condensed statements of cash flows for the three months ended June 30, 2004 does not agree with the cash balance reported in the Form 10-QSB filed on August 16, 2004. Explain in detail the reasons for these differences and provide us with an analysis of your conclusions. Revise accordingly.


Form 10-QSB for the six months ended September 30, 2005 filed on November 14, 2005

Condensed Statements of Operations-page 3
9. We note that your condensed statements of operations for the six months ended September 30, 2005 and 2004 and the three months ended
September 30, 2004 does not foot or agree with the amounts reported in the Form 10-QSB filed on November 15, 2005. For instance, revenues and the income tax benefit have changed significantly. Explain in detail the reasons for these differences and provide us with an analysis of your conclusions. Revise accordingly.


Condensed Statements of Cash Flows-page 4
10. We note that your condensed statements of cash flows for the six
months ended September 30, 2005 and 2004 does not agree with the amounts reported in the Form 10-QSB filed on November 15, 2005. We further note that the ending cash balance reported in the
condensed
statements of cash flows for the six months ended September 30,
2004
does not agree with the cash balance reported in the Form 10-QSB filed on November 15, 2005. Explain in detail the reasons for these differences and provide us with an analysis of your conclusions. Revise accordingly.

*	*	*	*	*


      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479 or myself at (202) 551-3730.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief
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Leland H. Boardman
Arkona, Inc.
January 23, 2006
Page 1